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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAFFERTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 HILTON AVENUE
(No. and Street)

GARDEN CITY, NY 11530
(City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 12 2002
WASH. D.C. SECTION
365

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN P. SPRAGUE (914) 614-6350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CIPOLLA SZIKLAY ZAK & CO., LLC
(Name – *if individual, state last, first, middle name*)

470 PROSPECT AVENUE, WEST ORANGE, NJ 07052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

RAFFERTY CAPITAL MARKETS, LLC

December 31, 2001

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Independent Auditors' Report on Supplementary Information	8
Supplementary Information:	
Net Capital and Reconciliation with Company's Computation	9
Independent Auditors' Report on Internal Accounting Control	10-11

CIPOLLA SZIKLAY ZAK & CO., L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
470 PROSPECT AVENUE, SUITE 202-206
WEST ORANGE, NEW JERSEY 07052
973-243-9400 • 973-243-7810 FAX
E-MAIL CSZ@CSZCPA.COM
WEBSITE WWW.CSZCPA.COM

NEW YORK OFFICE:
161 EAST 42ND STREET
NEW YORK, NEW YORK 10017
212-366-4694

INDEPENDENT AUDITORS' REPORT

To the member of Rafferty Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Rafferty Capital Markets, LLC as of December 31, 2001, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rafferty Capital Markets, LLC as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Cipolla Sziklay Zak + Co., L.L.C.

CIPOLLA SZIKLAY ZAK & CO., L.L.C.

West Orange, New Jersey
February 22, 2002

RAFFERTY CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	118,669
Accounts receivable from customers		63,633
Accrued receivable from clearing organizations		43,095
Deposit with clearing organizations		351,840
Securities owned, at market		2,011,937
TOTAL ASSETS	$	2,589,174

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Subordinated loans payable to affiliates	$	1,164,441
Accrued expenses		145,942
TOTAL LIABILITIES		1,310,383
Member's Equity		1,278,791
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,589,174

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commission income	$ 1,456,915
Trading income, net	418,264
Fee income	1,013,107
Interest and dividends	109,617
Total revenues	2,997,903
Expenses	
Employee compensation and benefits	1,838,889
Interest expense	13,657
Regulatory fees	35,934
Other operating expenses	1,082,130
Total expenses	2,970,610
Net income	$ 27,293

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ 1,251,498
Net income	27,293
Balance, December 31, 2001	$ 1,278,791

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows provided by operating activates	
Net income	$ 27,293
Adjustment to reconcile net income to net cash provided by operating activates:	
Fair market value adjustment	(430,367)
(Increase) decrease in assets:	
Accounts receivable	(11,604)
Employee advances	23,000
Accrued receivable from clearing organization	50,110
Deposit with clearing organization	(186,240)
Investment in marketable securities	(499,219)
Increase in accrued expenses	143,744
Net cash provided (used) by operating activities	(883,283)
Cash flows provided by financing activities	
Increase in amount due to affiliate	949,079
Net cash provided by financing activities	949,079
Increase in cash	65,796
Cash, beginning of year	52,873
Cash, end of year	$ 118,669
Supplemental disclosures of cash flow information	
Interest paid	$ 13,657

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1 - Significant Accounting Policies

Rafferty Capital Markets, LLC was formed as a New York Limited Liability Company October 16, 2000. Its predecessor, Rafferty Capital Markets, Inc. was incorporated under the laws of the State of New York in 1988, and was merged with and into Rafferty Capital Markets, LLC effective November 30, 2000. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Securities trading transactions and commission income of the Company are recorded on a trade date basis.

All of the Company's financial instruments are carried at fair market value or amounts approximating fair market value due to their short term nature or quoted market prices. Changes in market values of securities owned are included in the determination of net income.

Note 2 - Securities Owned, at Market

Marketable securities owned are considered trading securities by management. At December 31, 2001, marketable securities consist of equity securities ($1,345,156), municipal bonds ($660,860) and cash equivalents ($5,921).

Note 3 - Transactions with Related Entities

The Company is related to other entities through common ownership. The Company reimburses the related entities for its share of employee and operating costs paid directly by the related entities.

Note 4 - Income Taxes

Rafferty Capital Markets, LLC is taxed as a limited liability company for federal and state tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $831,247, which was $731,247 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .18 to 1.

Note 6 - Employee Benefit Plans

The Company maintains a 401-k savings plan and a discretionary qualified profit sharing plan covering eligible full-time employees. During 2001, $11,976 and $68,814 were contributed by the Company into the 401-k and profit sharing plans, respectively.

Note 7 - Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations.

CIPOLLA SZIKLAY ZAK & CO., L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
470 PROSPECT AVENUE, SUITE 202-206
WEST ORANGE, NEW JERSEY 07052
973-243-9400 • 973-243-7810 FAX
E-MAIL CSZ@CSZCPA.COM
WEBSITE WWW.CSZCPA.COM

NEW YORK OFFICE:
161 EAST 42ND STREET
NEW YORK, NEW YORK 10017
212-366-4694

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the member of Rafferty Capital Markets, LLC:

Our report on our audit of the basic financial statements of Rafferty Capital Markets, LLC as of December 31, 2001 and for the year then ended is presented in the preceding section of this report. That audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cipolla Sziklay Zak + Co., LLC

CIPOLLA SZIKLAY ZAK & CO., L.L.C.

West Orange, New Jersey
February 22, 2002

RAFFERTY CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Total member's equity	$ 1,278,791
Non-allowable assets	(63,933)
Net capital before haircuts on securities positions	1,214,858
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])	383,611
NET CAPITAL	$ 831,247
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 145,942
Computation of basic net capital requirement:	
Minimum net capital	$ 100,000
Excess net capital	$ 731,247
Excess net capital at 1000%	$ 831,247
Ratio - aggregate indebtedness to net capital	.18 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported by Company (unaudited)	$ 831,247
Adjustment	-
NET CAPITAL (per above)	$ 831,247

CIPOLLA SZIKLAY ZAK & CO., L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
470 PROSPECT AVENUE, SUITE 202-206
WEST ORANGE, NEW JERSEY 07052
973-243-9400 • 973-243-7810 FAX
E-MAIL CSZ@CSZCPA.COM
WEBSITE WWW.CSZCPA.COM

NEW YORK OFFICE:
161 EAST 42ND STREET
NEW YORK, NEW YORK 10017
212-366-4694

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17a-5

To the member of Rafferty Capital Markets, LLC:

In planning and performing our audit of the financial statements of Rafferty Capital Markets, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Cipolla Sziklay Zak + Co., L.L.C.

CIPOLLA SZIKLAY ZAK & CO., L.L.C.

West Orange, New Jersey
February 22, 2002